NO ACT

PE
1-21-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005942

March 16, 2011

Melissa K. Caen
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-11

Re: The Southern Company
Incoming letter dated January 21, 2011

Dear Ms. Caen:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to Southern by Green Century Capital Management. We also have received a letter on the proponent's behalf dated February 22, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 16, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Southern Company
Incoming letter dated January 21, 2011

The proposal requests that the board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water, including the implementation of caps, liners, groundwater monitoring, and leachate collection systems, and how these efforts may reduce legal, reputational, and other risks to the company's finances and operations.

We are unable to concur in your view that Southern may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Southern's practices and policies do not compare favorably with the guidelines of the proposal and that Southern has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Southern may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 22, 2011

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to The Southern Company seeking a report on reducing water contamination hazards from coal ash by Green Century Capital Management, Inc.

Ladies and Gentlemen:

Green Century Capital Management (the "Proponent") is the beneficial owner of common stock of The Southern Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company requesting that the Board of Directors prepare a report on the Company's efforts to reduce environmental and health hazards associated with coal combustion waste contaminating water and how those efforts may reduce risks to the Company's finances and operations. We have been asked by the Proponent to respond to the no action request letter dated January 21, 2011 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rule 14a-8(i)(10) (substantially implemented).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of the rule. A copy of this letter is being faxed concurrently to Melissa K. Caen, The Southern Company.

SUMMARY

Although the Company publishes a report on Coal Combustion Byproducts (CCB), (also known as coal combustion waste, or CCW) the current Proposal was written in response to the shortcomings of that report, identifying a set of issues that the Proponent believes the Company must report on to better inform investors of measures it is taking to reduce hazards associated with coal combustion waste contaminating water, and how those efforts may also reduce risks to the Company's finances and operations. Thus, the existing Company report fails to address the array of specific disclosure guidelines of the Proposal. As such, it fails to substantially implement the Proposal, and the Staff should not allow the Proposal to be excluded.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

THE PROPOSAL

For convenience of the Staff, the proposal in its entirety is attached (Exhibit 1). The following is the resolved clause and supporting statement.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water (including the implementation of caps, liners, groundwater monitoring, and/or leachate collection systems), and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2011, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

BACKGROUND

According to Southern Company's (the Company's) 2009 10-K, fifty-seven percent of its electricity generation is derived from coal combustion. The Company operates 22 coal plants. The burning of coal produces coal combustion waste or coal ash which contains potentially high concentrations of arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks by pollution control equipment. The toxins in CCW have been linked to cancer, neurological damage, reproductive failure, organ failure, and other serious health problems as well as widespread damage to ecosystems.[1] Coal ash is the second largest waste stream in the United States.[2] Over 130 million tons of coal ash is created in the US each year as a product of burning coal to make electricity.[3]

At the 2010 annual meeting of the Company, a proposal seeking a report on coal combustion waste was put before the shareholders, and received support of over 20 percent of voting shareholders. That proposal stated in its resolve clause:

> "**RESOLVED:** Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2010, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy."

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[1] U.S. EPA, "Steam Electric Power Generating Point Source Category: Final Detailed Study Report," October 2009. Page 6-2, 6-3.

[2] "39 groups protesting coal ash rule change," *Pittsburgh Post-Gazette,* 12/23/2008. http://www.post-gazette.com/pg/08358/937012-113.stm

[3] "Coal Ash: 130 Million Tons of Waste," *CBS News 60 Minutes,* 10/1/09. http://www.cbsnews.com/stories/2009/10/01/60minutes/main5356202.shtml

The Company ostensibly prepared its current coal combustion byproducts report as a result of last year's shareholder proposal. However, the report issued by the Company failed to address many of the fundamental concerns of investors.

In particular, the Proponent believes that the Company is inadequately reporting on risks related to water pollution and specifics on efforts being taken to prevent such pollution. According to the EPA, coal ash has contaminated water in 24 states.[4] This occurs when the ash comes into contact with water. When wet, hazardous chemicals in coal ash leach out of the waste and contaminate groundwater and surface water.[5] According to the EPA, unlined ash ponds contaminate groundwater with arsenic. Arsenic has been found to cause multiple forms of cancer, including cancer of the liver, kidney, lung, and bladder, and an increased incidence of skin cancer in populations consuming drinking water high in inorganic arsenic.[6] When children drink water tainted with arsenic, their risk for cancer is estimated to be 9 in 1,000 – 900 times higher than the EPA goal of one case in 100,000.[7]

Based on such concerns, the Proponent filed a new proposal, this time clarifying the types of information sought in such a report, namely "efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water (including the implementation of caps, liners, groundwater monitoring, and/or leachate collection systems), and how those efforts may reduce legal, reputational and other risks to the company's finances and operations."

ANALYSIS

The Company's report on coal combustion byproducts fails to substantially implement the requests of the Proposal.

The Proponent believes that the Company faces serious financial and operational risks associated with the potential for coal combustion waste to contaminate water and seeks disclosures from the Company on measures being taken to reduce those risks. Under Rule 14a-8(i)(10), although a Company need not implement a proposal in exactly the manner set forth by the proponent, a Proposal cannot be deemed to be substantially implemented unless the company's actions have satisfactorily addressed both the proposal's underlying concerns and its essential objective. As noted by the Staff in *Texaco, Inc.* (March 28, 1991), "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with

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[4] U.S. Environmental Protection Agency, "Damage Case Assessment under RCRA for Fossil Fuel Combustion Wastes," dated August 2006.

[5] US EPA, Human and Ecological Risk Assessment of Coal Combustion Wastes, August 6 2007 (draft).

[6] EPA, Integrated Risk Information System (IRIS), Arsenic (CASRN 7440-38-2). http://cfpub.epa.gov/ncea/iris/index.cfm?fuseaction=iris.showQuickView&substance_nmbr=0278.

[7] U.S. EPA (2007) Human and Ecological Risk Assessment of Coal Combustion Wastes, August, 6, 2007 (draft).

the guidelines of the proposal." Even a company with slick multipage reports that seem to address the *general* subject matter sought by the proposal (e.g., coal combustion waste) will find that it has not "substantially implemented" the proposal if its reports do not substantially meet the proposal's guidelines (e.g. how that waste is being managed and the specific risks presented).

As such, the present case is similar to *Chesapeake Company* (April 13, 2010). In that case, a proposal on natural gas extraction and hydraulic fracturing was at issue. As in the present matter, the Company asserted that their web publications constituted "substantial implementation" of the proposal. The proponents argued that the Proposal could not be substantially implemented if the company failed to address most of the core issues raised by the proposal (especially issues related to water contamination and supply). The staff concluded that despite the volume of writing by the company on hydraulic fracturing, the company's reporting did not follow the Proposal's guidelines and thus could not be said to be substantially implemented. Similarly, see *Wal-Mart Stores, Inc.* (March 27, 2007), in which the Staff determined a proposal requesting disclosure on charitable giving policies, rationale and actual donations could not be excluded. The proponent successfully argued that the proposal was not substantially implemented because not all of the requested information was disclosed. Specifically, Wal-Mart's breadth of on-line disclosure excluded a substantial percentage of the donees that received less than $500,000 and did not elaborate on its charitable giving rationale. Although Wal-Mart had disclosed some of the requested information, it did not sufficiently satisfy the proposal's requests.

In its resolve clause, the Proposal contains specific guidelines regarding the types of information sought regarding strategies for reducing environmental and health hazards associated with potential water contamination. These include "implementation of caps, liners, groundwater monitoring and/or leachate collection systems," and "how those efforts may reduce legal, reputational and other risks to the company's finances and operations." None of this pivotal information is included in the Company's reporting.

The methods of water contamination hazard reduction being deployed regarding disposed and stored coal ash, and how those methods reduce risks to the Company, are not described in the Company report to any degree.

In its letter asserting substantial implementation, the Company points to its report's disclosures in the sections titled "A Commitment to Safe and Secure Management of CCBs" and "Ensuring Dam Integrity." In those sections, when it comes to coal ash, the Company merely states that coal ash is stored either "wet, in ponds, or dry, in landfills." Although the Company also reports the portion of waste which is stored wet or dry, or reused, it does not provide sufficient information on the relevant facilities to know what kinds of measures are being taken at wet or dry storage facilities, such as whether the facilities are lined, whether leachate is effectively captured, and the relative impact of any such mechanisms in reducing hazards of water pollution and the resultant financial and operational risks to the Company. The Company has apparently filed some of the information regarding storage conditions and methods with the US Environmental Protection Agency, but providing such information to the EPA and providing a general link to the EPA website, www.EPA.gov, does not fulfill the requests of the proposal to provide such information on risk reduction methods and links to financial and operational risks to investors. The Company also notes that two of its ash storage facilities have been designated by government agencies as "high hazard potential" based on the height, volume and proximity of the structures to people and property. Again, despite this significant concern, analysis of the risks and risk reduction methods is absent for these facilities. As such, the core requests and objectives of the Proposal remain unfulfilled.

The Proponent contends there are very serious risks associated with both management methods, and fulfillment of the Proposal would require more information to ensure the Company is adequately reducing the related risks wet and dry storage situations. For contrast in disclosure, see the example of Duke Energy's itemized disclosure of how waste is handled in each of its facilities, attached to this letter as Exhibit 2.

Clay liners, which are often used to line the bottom of ash landfills, have been shown insufficient to prevent leaching of CCW contaminants into groundwater.[8] Experts recommend that landfills must have composite liners and leachate collection and treatment systems to prevent environmental and health hazards. Southern Company does not disclose in any of its public documents, including the CCB report, whether or not it utilizes linings, clay-based or synthetic, to prevent leaching and groundwater contamination from its wet ponds or its landfills.

Cleanup and mitigation costs for breaches of coal combustion waste dams, leachate from dry storage and environmental and health hazards associated with groundwater contamination have cost the Company's peers billions of dollars. For example, in December 2008, a dam broke at a large CCW wet storage pond at the Tennessee Valley Authority (TVA) coal plant in Kingston, Tennessee and covered more than 300 acres in eastern part of the state with coal ash sludge.[9] This event demonstrates many of the financial, litigation, operational and reputational risks companies such as Southern which are responsible for these massive ponds of coal ash face in the event of a dam breech.

- FINANCIAL: TVA estimated total cleanup costs at up to $1.2 billion.[10] The company has committed to spending $43 million on economic development projects in Roane County, where the spill took place, and has also spent $40.2 million buying out individual homeowners in the area surrounding the plant.

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[8] Human and Ecological Risk Assessment of Coal Combustion Waste (draft), U.S. EPA, August 2007, http://www.earthjustice.org/library/reports/epa-coal-combustion-waste-risk-assessment.pdf.

[9] "EPA: Rivers high in arsenic, heavy metals after sludge spill," *CNN.com*, 12/29/2008. http://www.cnn.com/2008/US/12/29/tennessee.sludge/index.html

[10] "T.V.A. to Pay $43 Million on Projects in Spill Area," Sheila Dewan, *New York Times*. 9/15/2009. http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1

- LITIGATION: TVA is also facing significant litigation costs as a result of the spill. Since December 2008, at least 57 lawsuits representing more than 560 individual plaintiffs have been filed against the utility claiming property damage, health problems, and other damages as a result of the spill.[11]

- OPERATIONAL: The TVA spill could have significantly impacted the company's operations. Though the Kingston plant was able to regain partial functionality by storing its coal ash in its other two ponds, many facilities are faced with having only one storage pond and would therefore be forced to shut down in the event of a spill.

- REPUTATIONAL: According to Power Magazine, the spill means "a black eye for TVA's reputation that will take years to heal."[12] In addition to the significant water pollution caused by the spill, respiratory threats can pose significant health risks to surrounding communities. A local Tennessee newspaper reported that the ash "dries easily and blows around," creating an exposure pathway "wherever [the ash] is carried by the wind."[13] Environmental tests have come up positive for heavy metals and locals have experienced increased respiratory problems, forcing many away from their homes to avoid the remnants of the spill.[14]

For example, the Company has at least one pond, Georgia Power Co.'s Plant Branch Power Station Pond E that has been rated as "high hazard" by the National Inventory of Dams.[15] This rating means failure or mis-operation will probably cause loss of human life.[16] TVA's Kingston pond was also a "high hazard" impoundment. Southern has experienced dam failures in the past, such as when a pond at Georgia Power's Plant Bowen developed a four-acre, 30-foot-deep sinkhole in 2002 that released 2.25 million gallons of ash-contaminated water into a local waterway.[17] Proponents contend Southern should provide investors increased information on how the Company is working to prevent such a dam breech.[18]

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[11] "TVA Says it May Need a Year to Prepare for Lawsuits in Coal Ash Spill Case," *Associated Press*, 1/13/2010. http://sg.us.biz.yahoo.com/ap/100113/us_tva_ash_spill_tennessee.html?.v=2

[12] "Best Management Practices for Coal Ash Ponds," *POWER Magazine*, 3/1/2009. http://powermag.com/issues/departments/focus_on_o_and_m/Best-Management-Practices-for-Coal-Ash-Ponds_1762.html

[13] "Ash on the fly," *Chattanooga Times Free Press*, 5/26/2009, http://timesfreepress.com/news/2009/may/26/ash-fly/?local.

[14] For water tests, see APPALACHIAN VOICES ET AL., PRELIMINARY STUDY REPORT FROM WATER,SEDIMENT AND FISH SAMPLES COLLECTED AT THE TVA ASH SPILL (2009), *available at* http://www.appvoices.org/resources/ ; AppVoices_TVA_Ash_Spill_Report_May15.pdf. For air tests, see TVA, Metals Concentration Chart, http://www.tva.gov/kingston/air/TVA%20Onsite%20Air%20Metals%20vs%20Background%20Levelsr1.pdf (last visited June 9, 2009).

[15] http://www.epa.gov/epawaste/nonhaz/industrial/special/fossil/ccrs-fs/index.htm

[16] http://www.epa.gov/osw/nonhaz/industrial/special/fossil/surveys/faqs.htm#20

[17] Coal Combustion Waste Damage Case Assessments, U.S. EPA Office of Solid Waste, July 9, 2007. http://www.publicintegrity.org/assets/pdf/CoalAsh-Doc1.pdf

[18] A striking contrast in detail on disclosure of dam related risks and protective actions, demonstrating what an effective dam related risk disclosure could look like, is contained in the Form

The Proponent is pleased to see the Company provide disclosure on its inspection schedule, but the above analysis demonstrates there are many more risks which require Company analysis and transparency.

Consistent with the language of the Proposal, the Proponent sought for the Company to provide information such as the following:

- The portion of Southern's coal ash that is stored wet
- Portion of Southern's coal ash ponds that are lined and type of lining
- If the ponds are not lined, how the Company ensures that there is no leaching
- Disclosure of any ponds that have leached and what has been done to remedy the situation
- Type of monitoring conducted at coal ash ponds including frequency and list of parameters monitored
- Presence of leachate collection systems at coal ash ponds
- Any plans to transition impoundments to dry storage
- Any other actions to transition to safer storage

In contrast, the Company has provided only a superficial discussion of its coal combustion waste management processes and very little discussion of the relative risks and risk reduction methods.

Company disclosure on the re-use of coal ash is inadequate to meet the objectives of the Proposal.

According to the Company, about 30 percent of Southern's coal combustion by-products are re-used. Although the Company includes a section dedicated to its re-use of

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10K for 2009 from Progress Energy:

"In June 2009, the EPA evaluated information about ash impoundment dams nationwide and posted a listing of 44 utility ash impoundment dams that are considered to have "high hazard potential," including two of PEC's ash impoundment dams. A "high hazard potential" rating is not related to the stability of those ash ponds but to the potential for harm should the impoundment dam fail. As noted above, all of the dams at PEC's coal ash ponds have been subject to periodic third-party inspection. In September 2009, the EPA rated the 44 "high hazard potential" impoundments, as well as other impoundments, from "unsatisfactory" to "satisfactory" based on their structural integrity and associated documentation.

Only dams rated as "unsatisfactory" would be considered to pose an immediate safety threat, but none of the facilities received an "unsatisfactory" rating. In total, six of PEC's ash pond dams, including one "high hazard potential" impoundment, were rated as "poor" based on the contract inspector's desire to see additional documentation and their evaluations of vegetation management and minor erosion control. Inspectors applied the same criteria to both active and inactive ash ponds, despite the fact that most of the inactive ash impoundments no longer hold water and do not pose a risk of breaching and spilling. PEC has completed several of the recommendations for the active ponds and other recommendations are under way. We are working with the North Carolina Dam Safety program to evaluate the remaining recommendations. We do not expect mitigation of these issues to have a material impact on our results of operations."

CCW, proponents contend it fails to address the potential hazards associated with recycling options.

Southern Company states in its Coal Combustion Report that: "EPA has twice – in 1993 and 2000 – determined that beneficial uses of CCBs pose no significant risk and that no additional national regulations for beneficially used CCBs were needed."

This statement ignores the possible associated risks, and may be misleading to investors. For instance, in a 2009 *60 Minutes* report, EPA Administrator Lisa Jackson commented that she has "no data to say that [coal ash re-use] is safe at this point."[19] There are documented cases of significant environmental and health impacts from the reuse of ash for some purposes. In November 2009, the Office of the Inspector General (OIG) announced in a report on a potential cover-up of risk assessment information on coal ash that "it identified a potential issue related to the EPA's promotion of beneficial use through its Coal Combustion Product Partnership and have referred the question how EPA established a reasonable determination for these endorsements to the appropriate OIG office for evaluation."[20]

While investors are pleased to see the Company provides some information on how its coal ash is re-used, it fails to address the need for measures to reduce the potential risks that come along with these practices, nor articulate what the array of those risks are, both with regard to water contamination and its impact on the Company.

Company disclosure on measures to reduce regulatory risks is inadequate to meet the objectives of the Proposal.

The Proposal explicitly seeks disclosure of how Company efforts may reduce legal, reputational and other risks to the Company's finances and operations. The Company does discuss some federal regulatory risks in its updated CCB report and 10-Q. The Company does acknowledge that the EPA is currently reviewing its coal ash regulations and that this process could impact its operations. By contrast, the Company fails to discuss what is requested by the Proposal, which is what kinds of measures it is taking to reduce these potential costs.

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[19] "Inspector General to Probe EPA Marketing of Coal Ash," press release from Public Employees for Environmental Responsibility (PEER), 11/4/09. http://www.commondreams.org/newswire/2009/11/04

[20] "Response to EPA Administrator's Request for Investigation into Allegations of a Cover-up of the Risk Assessment for the Coal Ash Rulemaking," U.S. EPA Office of Inspector General, 11/2/09, pg 7. http://www.epa.gov/oig/reports/2010/20091102-10-N-0019.pdf

Coal ash is currently promoted by an EPA-American Coal Ash Association partnership called "C^2P^2." C^2P^2 also involves the Utility Solid Waste Activities Group (USWAG), Department of Energy (DOE), Federal Highway Administration (FHWA), the Electric Power Research Institute (EPRI), and the United States Department of Agriculture Agricultural Research Service (USDA-ARS). The mission of the partnership is "to promote the beneficial use of coal combustion products and the environmental benefits that result from their use." Some of the benefits of reusing coal ash, according to the C^2P^2 website, include lower greenhouse gas emissions for cement and a reduction of the need to mine new materials.

For instance, a hazardous waste designation of coal combustion waste would require the industry spend billions of dollars to overhaul current ash storage practices and could—as the Company acknowledges—result in significant changes to storage, management, disposal and reuse practices. Southern utilizes wet storage for a significant portion of its CCW management and disposal as well as dry storage and reuse practices that have proven environmental and human health risks. With regulation, Southern may face substantially increased costs associated with the material and could even be forced to close down coal-fired power plants. While the proponents commend the Company for the fact that it has provided some disclosure in its most recent 10-Q, Southern provides no information on what it is doing to increase its ability to transition from wet storage to secure dry storage or to otherwise withstand the significant cost increases that could be imposed by new regulations.

If the EPA does not regulate coal ash as hazardous waste and leaves it up to the states, the Company still faces risk. In its CCB report the Company states: "Regulation of CCBs has for many years been under the purview of individual states, which each have their own distinct requirements. The state environmental agencies in the four states in which Southern Company operates its retail electric utilities have provided effective oversight of operations to ensure the safe management of CCBs... Each of Southern Company's four operating companies work closely with their respective state regulatory agencies to ensure that the companies meet their state's requirements for environmental protection."[21] The Proponent notes that state regulations for storing coal ash are less consistent than those for containing household waste, and that such regulations do not provide assurance against groundwater and other contamination. Again, the Proposal seeks disclosure of what measures the Company is taking to reduce potential costs and risks associated with the likely problems of consistency and underregulation of CCBs if the EPA chooses to largely leave these regulatory controls to the states.

There is no further disclosure of how current company efforts may be reducing legal, reputational and other risks to the Company's finances and operations. Since its level of disclosure of environmental protection measures is so minimal, naturally, there is also insufficient disclosure of how those (undisclosed) efforts may reduce risks to the Company.

CONCLUSION

The Company faces serious risks associated with potential spills and groundwater contamination, or other environmental and health hazards resulting from its CCW. Recent catastrophic events at CCW storage facilities show that the methods of storage implemented by a company can be insufficient and subject investors to financial risk. Cleanup and mitigation costs for breaches of CCW dams, leachate from dry storage and environmental and health hazards associated with groundwater contamination have been costly to the Company's peers. Proposed EPA regulations could result in significant financial costs for the Company.

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[21] http://www.southerncompany.com/planetpower/pdfs/ccbrp.pdf

Existing disclosures by the Company do not describe in the detail sought by the Proposal what measures are being done to reduce hazards associated with water contamination and the effect such measures have on reducing risks to the Company's operations and finances. As noted above, with the Company's existing disclosures, investors are not provided sufficient information on questions such as the following:

- Does the Company have unlined ponds? If so, what measures does the Company take to ensure there is no leaching (i.e., does it employ leachate collection system?) If not, what types of linings does it use?
- Have any of its ponds leached? What has been done to remedy the situation?
- What types and extent of financial assurances has the Company secured to the storage of waste in ash ponds?
- Does it have a closure plan for ash ponds and has it set aside resources to cover the cost of closures and the post-closure care?
- How does the Company prevent re-use related risks?

Even with the updated CCB report, investors are not being given adequate disclosure as to how significant the risks are regarding Southern's CCW storage practices and how they will be managed. Investors require more information on the Company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, particularly its impacts on water, and how those efforts may reduce legal, reputational and other risks to its finances and operations.

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request.

In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Larisa Ruoff, Green Century Capital Management
Melissa K. Caen, Southern Company via fax to 404 506-0344

Exhibit 1
Text of the Shareholder Proposal

Report on Coal Combustion Waste

WHEREAS: Coal combustion waste (CCW or coal ash) is a by-product of burning coal that contains potentially high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or abandoned mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprised a significant portion (57%) of Southern Company's generation capacity in 2009.

The toxins in CCW have been linked to cancer, organ failure, and other serious health problems. In October 2009, the U.S. Environmental Protection Agency (EPA) published a report finding that "Pollutants in coal combustion wastewater are of particular concern because they can occur in large quantities (i.e., total pounds) and at high concentrations ...in discharges and leachate to groundwater and surface waters."

The EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters, including at least one site belonging to Southern Company. In some of these cases, companies have paid substantial fines and have suffered reputational consequences as a result of the contamination.

Reports by the *New York Times* and others have drawn attention to CCW's impact on waterways, as a result of leaking CCW storage sites or direct discharge into surrounding rivers and streams.

The Tennessee Valley Authority's (TVA) 1.1 billion gallon CCW spill in December 2008 that covered over 300 acres in eastern Tennessee with coal ash sludge highlights the serious environmental risks associated with CCW. TVA estimates a total cleanup cost of $1.2 billion. This figure does not include the legal claims that have arisen in the spill's aftermath.

Southern Company operates 22 CCW storage facilities but does not disclose whether each of these ponds has liners, caps, groundwater monitoring, or leachate collection systems beyond compliance with current regulations. This information is critical for investors to understand the potential impact of our company's ash ponds on the environment and possible related risks.

Our company also re-uses a significant portion of its CCW. Some forms of reusing dry CCW can pose public health and environmental risks in the dry form by leaching into water.

The EPA has proposed rules to regulate CCW and will likely determine by the end of 2011 whether coal ash should be treated as "Special Waste" under Subtitle C, which would subject CCW to stricter regulations.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water (including the implementation of caps, liners, groundwater monitoring, and/or leachate collection systems), and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2011, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

Exhibit 2

Exemplary Company Disclosures On Coal Ash

Duke Energy report on ash handling methods

How are coal combustion products managed at Duke Energy's coal-fired power plants?
The CCPs that are produced at Duke Energy's coal-fired power plants that are not sold or not otherwise beneficially reused are managed in the following ways.

Coal-Fired Power Plant	Location	Bottom Ash and Boiler Slag	Fly Ash	Synthetic Gypsum and FGD Solids
Allen	Gaston County NC	Wet Handling	Dry Handling	Landfill
Belews Creek	Stokes County NC	Wet Handling	Dry Handling	Landfill
Buck	Rowan County NC	Wet Handling	Wet Handling	None Produced
Cliffside	Cleveland/Rutherford Counties NC	Wet Handling	Wet and Dry Handling	None Produced
Dan River	Rockingham County NC	Wet Handling	Wet Handling	None Produced
Marshall	Catawba County NC	Wet Handling	Dry Handling	Landfill
Riverbend	Gaston County NC	Wet Handling	Wet Handling	None Produced
Lee	Anderson County SC	Wet Handling	Wet Handling	None Produced
Cayuga	Vermillion County IN	Wet Handling	Wet Handling	Landfill
Edwardsport	Knox County IN	Wet Handling	Wet Handling	None Produced
Gibson	Gibson County IN	Wet Handling	Wet Handling	Landfill
Gallagher	Floyd County IN	Wet Handling	Dry Handling	None Produced
Wabash River	Vigo County IN	Wet Handling	Wet and Dry Handling	None Produced
Beckjord	Clermont County OH	Wet Handling	Wet and Dry Handling	None Produced
Miami Fort	Hamilton County OH	Wet Handling	Wet and Dry Handling	Landfill
Zimmer	Clermont County OH	Dry Handling	Dry Handling	Landfill
East Bend	Boone County KY	Wet Handling	Dry Handling	Landfill

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.5000


SOUTHERN
COMPANY

January 21, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Via electronic mail: shareholderproposals@sec.gov

RE: The Southern Company – Shareholder Proposal Submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:

We are writing to notify the staff of the Division of Corporation Finance (the "Staff") of our intention to exclude a shareholder proposal from the materials for the 2011 Proxy Statement (the "2011 Proxy Statement") of The Southern Company (the "Company"). Green Century Capital Management, Inc. (the "Proponent") has submitted the proposal (the "Proposal"), which is attached hereto as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the U.S. Securities and Exchange Commission (the "SEC") against the Company if the Proposal is omitted from the 2011 Proxy Statement pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company.

This request is being submitted by electronic mail to the Staff. A copy of this letter and its attachments is also being mailed on this same date to the Proponent informing it of the Company's intention to omit the Proposal from the 2011 Proxy

Statement in accordance with Rule 14a-8(j). The Company intends to begin distribution of its definitive 2011 Proxy Statement on or around April 13, 2011.

The Proposal sets forth the following:

> "**RESOLVED**: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water (including the implementation of caps, liners, groundwater monitoring, and/or leachate collection systems), and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2011, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy."

Under Rule 14a-8(i)(10), a shareholder proposal may be omitted from a proxy statement "[i]f the company has already substantially implemented the proposal." As described further below, the Company has already published reports and other materials regarding coal combustion byproducts that substantially implement the Proposal. As a result, the Proposal may be excluded under Rule 14a-8(i)(10).

Background

In December 2009, the Company received a shareholder proposal (the "2010 Annual Meeting Proposal") from the Proponent that was included in the Company's 2010 annual meeting proxy materials. The full text of the 2010 Annual Meeting Proposal is set forth below:

> "**RESOLVED**: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2010, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy."

As shown by the language above, the Proposal requests a report containing substantially the same information as the 2010 Annual Meeting Proposal.[1] As with the 2010 Annual Meeting Proposal, the Proposal requests a report outlining the Company's efforts above and beyond current compliance with requirements relating to CCB management and how the Company's efforts affect legal, reputational and other risks to the Company.

---

[1] Other than the clarifying parenthetical relating to caps, liners, groundwater monitoring and/or leachate collection systems, the 2010 Annual Meeting Proposal and the Proposal are identical.

In response to the 2010 Annual Meeting Proposal, and in advance of the 2010 annual meeting of shareholders, the Company prepared and posted on its website a report to shareholders (the "2010 CCB Report") providing an overview of its affiliates' production and management of coal combustion byproducts ("CCBs") from electricity generation. A full copy of the 2010 CCB Report is attached hereto as Exhibit B.

Consistent with the report requested in the Proposal and the 2010 Annual Meeting Proposal, the 2010 CCB Report includes relevant information on the Company's affiliates' operations related to CCBs, as well as the broad range of steps (including steps beyond current compliance) taken to ensure that the priorities of public safety and the security of the Company's affiliates' plants are met. The efforts identified in the report include procedures for safe handling, the beneficial use market and research efforts. In particular, the summary lead-in section to the 2010 CCB Report includes the following information:

> "An extensive system is in place to meet or exceed all regulations governing CCB management and ensure safe operation. In addition, a significant amount of CCBs from Southern Company's coal-based power generation plants are safely recycled for beneficial use such as concrete production and road building.
>
> This report details operations related to CCBs, including how the different types of byproducts are generated, procedures for safe handling, the beneficial use market, and research efforts. We hope this report contributes to greater public understanding about Southern Company's management of CCBs, which represents an important part of the process to provide reliable, affordable, and environmentally responsible energy."

Under the headings "A Commitment to Safe and Secure Management of CCBs," "Ensuring Dam Integrity," "Turning CCBs into Useful Products" and "Exploring New Horizons," the 2010 CCB Report includes more detailed information regarding these efforts.

As described under the headings "A Commitment to Safe and Secure Management of CCBs" and "Ensuring Dam Integrity," the Company's affiliates have an extensive system in place to ensure the safe and proper management of CCBs. While the Company's affiliates have focused recent efforts on the beneficial use of CCBs, they have safely managed the remaining byproducts at their respective plants for decades. The 2010 CCB Report also describes the robust program in place to ensure the safety and integrity of dams and dikes at on-site surface impoundments. The 2010 CCB Report notes that these facilities are inspected at least every week by trained plant personnel and inspected at least every year by professional dam safety engineers.

Further, the 2010 CCB Report (under the heading "Turning CCBs into Useful Products") provides details on the Company's affiliates beneficial use of CCBs, including the amount of CCBs recycled by the Company's affiliates, procedures for safe beneficial use and the most common beneficial uses of CCBs. The 2010 CCB Report identifies important benefits of beneficial use, including a substantial reduction in landfill requirements. The beneficial use of CCBs has many associated environmental benefits, including a reduction in energy consumption, greenhouse gases, need for additional landfill space and raw material consumption.

Finally, the 2010 CCB Report (under the heading "Exploring New Horizons") provides details on the Company's research and development efforts with respect to CCB management. The 2010 CCB Report identifies initiatives to develop new and improved beneficial use of CCBs, as well as the Company's membership in the Electric Power Research Institute. As noted in the 2010 CCB Report, the Company's environmental research and development program has managed nearly $500 million in projects (which includes several projects to find new and innovative ways to beneficially use CCBs).

The Company's commitment to extensive environmental compliance procedures (including its compliance, beneficial use and research efforts with respect to CCBs detailed in the 2010 CCB Report) is a key element of the Company's management of legal, reputational and other risks. This commitment as part of the Company's overall philosophy is described in the 2010 CCB Report as follows:

> "Compliance with environmental laws and regulations is a cornerstone of Southern Company's operating philosophy. Safe and secure CCB management is a part of a broad commitment to conducting business in an environmentally responsible manner."

The 2010 CCB Report also describes additional risk management efforts with respect to beneficial use of CCBs as follows:

> "Southern Company ensures the safe use of CCBs by targeting applications which have a proven safety record, and purchasers are bound by contract to use these products only for intended purposes."

In January 2011, the Company posted an updated version of the 2010 CCB Report to include current information and provide links to additional public disclosures (the "2011 CCB Report" and, together with the 2010 CCB Report, the "CCB Reports"). The 2011 CCB Report is attached hereto as Exhibit C.

Among other things, the 2011 CCB Report identifies rules proposed by the U.S. Environmental Protection Agency (the "EPA") to regulate CCBs as either hazardous waste or solid waste. Adoption of either option could require closure of or significant change to existing storage units and construction of lined landfills, as well as additional waste management and groundwater monitoring requirements. Under both options, the EPA proposes to exempt the beneficial reuse of CCBs from regulation; however, a hazardous or other designation indicative of heightened risk could limit or eliminate beneficial reuse options. The 2011 CCB Report includes a link to publicly available comments to the proposed rules filed by the Company with the EPA in November 2010.

The proposed EPA rules have been addressed in the Company's publicly filed reports with the SEC. Most recently, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (filed on November 5, 2010)(the "Form 10-Q") included the following information:

> "On June 21, 2010, the EPA published a rulemaking proposal which requested comments on two potential regulatory options for management and disposal of coal combustion byproducts: regulation as a solid waste or regulation as if the materials technically constituted a hazardous waste. Adoption of either option could require closure of or significant change to existing storage units and construction of lined landfills, as well as additional waste management and groundwater monitoring requirements. Under both options, the EPA proposes to exempt the beneficial reuse of coal combustion byproducts from regulation; however, a hazardous or other designation indicative of heightened risk could limit or eliminate beneficial reuse options. Comments on the proposed rules are due by November 19, 2010. Although its analysis is preliminary, Southern Company believes the EPA has significantly underestimated compliance costs in the proposed rule.
>
> The outcome of these proposed regulations will depend on their final form and the outcome of any legal challenges, and cannot be determined at this time. However, additional regulation of coal combustion byproducts could have a significant impact on the management, beneficial use, and disposal of such byproducts. These changes could result in significant additional compliance and operational costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition."

Additionally, the Company posts on its website a comprehensive report on environmental responsibility which was created in 2006 and is updated often with new information (the "Corporate Responsibility Report"). The Corporate Responsibility Report also includes a section that addresses the management and beneficial use of CCBs. The Corporate Responsibility Report is comprised of numerous links to other environmental reports and information of the Company and may be accessed on the Company's website (http://www.southerncompany.com/corporateresponsibility).

Finally, the Company has also provided extensive, detailed information about its affiliates' management of CCBs to the EPA. The EPA issued information collection requests to facilities throughout the country that manage surface impoundments containing CCBs. The Company received multiple requests from the EPA covering the facilities owned and operated by the Company's affiliates. Each Company affiliate submitted responses to the EPA. This information was released to the public on the EPA website (http://www.epa.gov/waste/nonhaz/industrial/special/fossil/surveys/index.htm).

Many of the Company's affiliates' facilities have been, and continue to be, inspected by the EPA in its effort to assess the management of CCBs across the country. The EPA has released the final contractor reports assessing the structural integrity of impoundments and similar management units containing CCBs at facilities on its website (http://www.epa.gov/osw/nonhaz/industrial/special/fossil/surveys2/index.htm). The 2011 CCB Report includes a link to this information.

Analysis

In 1983, the SEC adopted a change to the interpretation of Rule 14a-8(i)(10) to allow the exclusion of proposals that have been "substantially implemented." The former standard that a proposal had to be "fully effected" was no longer required to be met. (See Release No. 20091 (August 16, 1983) (the "1983 Release").) The SEC then reaffirmed the current standard that a proposal may be omitted from proxy materials if it has been substantially implemented in its 1998 amendments to the proxy rules. (See Release No. 40018 (May 21, 1998).) Therefore, in order for a proposal to be excluded under Rule 14a-8(i)(10), the proposal does not have to be "fully effected" and only needs to be "substantially implemented."

Under Rule 14a-8(i)(10), the Staff has determined that substantial implementation has been accomplished when a company's actions satisfactorily address the "underlying concerns" and the "essential objective" of the proposal. The manner of implementation by the company does not have to precisely match the specific actions or requests of the shareholder's proposal. See the 1983 Release; also see *Sempra Energy* (March 5, 2010) (permitting exclusion of proposal because the company had substantially implemented the proposal by already amending its articles of incorporation to eliminate the supermajority vote which was requested by the shareholder); *Johnson & Johnson* (February 17, 2006); *ConAgra Foods* (July 3, 2006); *Talbots Inc.* (April 5, 2002). Furthermore, differences between a company's actions and a proposal's request are permitted and the proposal can be excluded as long as the company's actions satisfactorily address the proposal's essential objective. See *Exelon Corporation* (February 26, 2010) (allowing exclusion of a proposal requesting a report on political contributions where the company already adopted guidelines that included procedures for handling political contributions and already issued a report disclosing its political contributions); *Johnson & Johnson* (February 17, 2006) (permitting exclusion of a proposal that requested the company to confirm the legitimacy of all current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (March 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company already adopted a version of the proposal even though it included modifications and clarifications).

More specifically, the Staff has agreed a proposal could be excluded because a company had already substantially implemented the action requested by the proposal by addressing a particular environmental issue through various reports and other materials posted on the company's website. See *Johnson & Johnson* (February 22, 2008) (the Staff agreed that exclusion of the proposal was warranted because the proposal requested a climate change report and the company had met the essential objective of the proposal by publishing a collection of materials on its website that related to climate change and, through that information, the company had substantially implemented the proposal by reporting extensively on its policies and practices with respect to climate change); *Wal-Mart Stores, Inc.* (March 10, 2008) (the Staff granted exclusion of the proposal requesting a climate change report where the company had substantially implemented the objectives sought by the proponent by adhering to various internal policies, practices and procedures of the company, as well as by publishing on its website a sustainability report, fact sheets and other information related to its efforts to limit its environmental impact and data on its greenhouse gas emissions); *PG&E Corporation* (March 6, 2008) (the Staff granted exclusion of a proposal requesting a climate change report because the company had recently produced and published on its website a report on global climate change, as well as having created past environmental reports, and the company participated in the Carbon Disclosure Project that published data related to climate change). In all of the situations above, the companies had substantially implemented the essential objective of the proposal requesting a climate change report because the companies had already created certain reports and published materials on the subject matter of climate change.

Further, the Staff has concurred in several instances that a company's disclosures substantially implement a proposal that requests a report even when the disclosures are not of the same nature that the proponent would prefer. See *Raytheon Co.* (January 25, 2006) (a proposal requesting a sustainability report was excluded even though the proponent objected that the company's report "fails to include basic objective data concerning the environment, human rights and corporate responsibility"); *Exxon Mobil Corp.* (March 23, 2007) (a proposal calling for a report on the company's response to "pressure to develop renewable energy technologies and products" was excluded when the proponent objected that the report offered by the company was insufficient because it failed to adequately discuss renewable energy); *Honeywell International, Inc.* (February 21, 2006) (a proposal calling for a sustainability report was excluded even though the proponent objected saying that the company's report was insufficient because it was no more than "a sketchy marketing presentation, with little or no data or analysis").

As provided in the Staff's no-action letters cited above, a proposal will be excludable under Rule 14a-8(i)(10) as long as the essential objectives of the proposal are satisfied. The Staff's no-action letters further provide that the manner of implementation by a company does not have to precisely match the specific actions or requests of the shareholder's proposal and the company's disclosures are not required to be of the same nature that the proponent would prefer. Consistent with the examples above where the Staff has permitted exclusion, the Company has addressed the essential objective of the Proposal (i.e., to report on the Company's efforts to safely and securely manage CCBs and associated legal, reputational and other risks) through the CCB Reports, the Form 10-Q and the other reports and information identified above. As a result, the Proposal has already been substantially implemented.

For all of these reasons cited above, the Company believes the Proposal has been substantially implemented such that the Company may properly exclude the Proposal from the 2011 Proxy Statement pursuant to Rule 14a-8(i)(10). The Company respectfully requests that the Staff not recommend enforcement action to the SEC if the Company omits the Proposal from the 2011 Proxy Statement. If the Staff does not agree with the Company's position, we would appreciate an opportunity to discuss this matter with the Staff prior to the issuance of a decision. We also ask the Proponent to copy the undersigned on any response it may choose to send to the Staff.

Please contact me at 404.506.0684 with any questions or if further information is needed. Thank you for your attention to this matter.

Very truly yours,



Melissa K. Caen

cc: Ms. Kristina Curtis, Green Century Capital Management, Inc. (via FedEx)
Ms. Erin Gray, Green Century Capital Management, Inc. (via FedEx)

Attachments

Exhibit A

The Proposal


GREEN
CENTURY
FUNDS

November 3, 2010

Melissa K. Caen
Assistant Corporate Secretary
Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Dear Ms. Caen:

Please allow this correspondence to replace our prior submission dated October 28, 2010.

To address the risks of water contamination associated with Southern Company's management of coal ash, Green Century Capital Management is filing the enclosed shareholder resolution, for inclusion in Southern Company's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We thank you and others at Southern Company for your willingness to engage with us in dialogue. However, because we feel our concerns about coal ash have not been fully addressed and to preserve our right to do so, Green Century Capital Management is filing the enclosed shareholder resolution.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of Southern Company stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership will follow this letter. We ask that the proxy statement indicate that Green Century Capital Management is the lead filer of this resolution.

For questions or follow-up, please contact Erin Gray of Green Century by phone at (206) 315-2998, by email at egray@greencentury.com, or by postal mail at the address below.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

Report on Coal Combustion Waste

WHEREAS: Coal combustion waste (CCW or coal ash) is a by-product of burning coal that contains potentially high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or abandoned mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprised a significant portion (57%) of Southern Company's generation capacity in 2009.

The toxins in CCW have been linked to cancer, organ failure, and other serious health problems. In October 2009, the U.S. Environmental Protection Agency (EPA) published a report finding that "Pollutants in coal combustion wastewater are of particular concern because they can occur in large quantities (i.e., total pounds) and at high concentrations ...in discharges and leachate to groundwater and surface waters."

The EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters, including at least one site belonging to Southern Company. In some of these cases, companies have paid substantial fines and have suffered reputational consequences as a result of the contamination.

Reports by the *New York Times* and others have drawn attention to CCW's impact on waterways, as a result of leaking CCW storage sites or direct discharge into surrounding rivers and streams.

The Tennessee Valley Authority's (TVA) 1.1 billion gallon CCW spill in December 2008 that covered over 300 acres in eastern Tennessee with coal ash sludge highlights the serious environmental risks associated with CCW. TVA estimates a total cleanup cost of $1.2 billion. This figure does not include the legal claims that have arisen in the spill's aftermath.

Southern Company operates 22 CCW storage facilities but does not disclose whether each of these ponds has liners, caps, groundwater monitoring, or leachate collection systems beyond compliance with current regulations. This information is critical for investors to understand the potential impact of our company's ash ponds on the environment and possible related risks.

Our company also re-uses a significant portion of its CCW. Some forms of reusing dry CCW can pose public health and environmental risks in the dry form by leaching into water.

The EPA has proposed rules to regulate CCW and will likely determine by the end of 2011 whether coal ash should be treated as "Special Waste" under Subtitle C, which would subject CCW to stricter regulations.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste contaminating water (including the implementation of caps, liners, groundwater monitoring, and/or leachate collection systems), and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2011, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

Exhibit B

2010 CCB Report

COAL COMBUSTION BYPRODUCTS

A Report on Southern Company's Production and Safe Management of CCBs

March 2010



ABOUT THIS REPORT

With public interest growing about the production and management of coal combustion byproducts (CCBs) from electricity generation, Southern Company has prepared this report to summarize the activities of its operating subsidiaries.*

Consistent with Southern Company's commitment to environmental responsibility, this report provides customers, investors, and other stakeholders with relevant information on the broad range of steps the company is taking in the area of CCB management to ensure that the priorities of public safety and the security of its facilities are met.

An extensive system is in place to meet or exceed all regulations governing CCB management and ensure safe operation. In addition, a significant amount of CCBs from Southern Company's coal-based power generation plants are safely recycled for beneficial use such as concrete production and road building.



A surface impoundment in Georgia.

This report details operations related to CCBs, including how the different types of byproducts are generated, procedures for safe handling, the beneficial use market, and research efforts. We hope this report contributes to greater public understanding about Southern Company's management of CCBs, which represents an important part of the process to provide reliable, affordable, and environmentally responsible energy.

**The power plants in the Southern Company system referred to in this report are owned and operated by the subsidiaries Alabama Power, Georgia Power, Gulf Power, and Mississippi Power.*

A COMMITMENT TO SAFE AND SECURE MANAGEMENT OF CCBs

Because of its abundance and proven effectiveness as an energy source, coal continues to be the fuel source for more than half the electricity produced in the United States. Southern Company, which serves 4.4 million customers in the Southeast, utilizes a diverse mix of fuel sources that in a typical year includes coal for about 68 percent of generation.

When coal is burned to make the steam that drives electricity generators, ash is the non-combustible mineral matter that is left behind. Ash is the most prevalent of what are called coal combustion byproducts. It takes the form of fly ash (fine, smaller particles) or bottom ash (coarse, larger particles that settle at the bottom of a boiler). Depending on the coal type, the amount of ash that remains is generally about 10 percent of the coal that is burned as fuel. Essentially all of the ash is collected by emission control technologies, which maintain air quality by preventing these ash particles from being emitted into the air.

Some metals which occur naturally in the coal in very small amounts – such as arsenic, mercury, and lead – remain in the ash. They can be safely managed using proper procedures. Collected ash generally is contained and managed in facilities on site at the power plants. The two most common types of these facilities are surface impoundments, sometimes called wet ponds (in which ash settles at the pond bottom), and landfills, which are used to dispose of dry ash.

Not all of the ash stays on site. A market exists for ash to be safely recycled for concrete, road building and other beneficial uses. Although the amount varies from year to year because of economic conditions and other factors, on average about 30 percent of Southern Company's CCBs are sold for re-use. Safe and beneficial re-use of CCBs also conserves natural resources and reduces the amount that must be managed at power plants or disposed of in landfills.

Another type of CCB is gypsum. Gypsum is a byproduct from operating an emission control technology called a scrubber. Because gypsum is not produced directly from coal, it is different than coal ash; it is similar in composition to naturally-mined gypsum. It too has a number of beneficial uses. Among the most common uses for power plant gypsum are as ingredients in commercial wallboard and cement manufacturing. It also has been demonstrated to safely promote the growth of certain plants, such as turf grass, peanuts, cotton, and a variety of vegetables.

Southern Company's operating companies produced 6.2 million tons of ash and about 512,000 tons of gypsum in 2008.* The company and its subsidiaries currently own and operate 22 power plants in four states (Alabama, Florida, Georgia, and Mississippi) with CCB management facilities for fly ash and bottom ash and, in some cases, gypsum.** Power plants may manage ash wet, in ponds, or dry, in landfills.



A CCB landfill in Georgia.

Some plants may have both types of facilities. About half of the total CCB production is either handled dry or sold for beneficial re-use. Regardless of the management technology utilized, public safety and the security of the company's facilities are the highest priorities. Plants are in compliance with all applicable state regulations, and Southern Company has a rigorous program in place to ensure that its CCBs are managed safely. For example, Southern Company Generation dam safety engineers inspect containment structures at least once a year, and trained plant personnel do so at least once a week. The annual inspections are in-depth, including sophisticated evaluations of the containment structures to ensure that the integrity of the containments is fully maintained. Furthermore, procedures are continually evaluated to ensure the use of best practices. Southern Company also is involved in research, both independently and in partnerships, to improve and expand beneficial re-use.

Regulation of CCBs has for many years been under the purview of individual states, which each have their own distinct requirements. The state environmental agencies in the four states in which Southern Company operates its retail electric utilities have provided effective oversight of operations to ensure the safe management of CCBs. For example, each state environmental agency requires a wastewater permit for any discharge from a surface impoundment, including pollutant limits and monitoring and reporting requirements. The results are reported to the appropriate regulatory agency on a regular basis. The states also have the authority to impose additional restrictions, if necessary, to protect human health or the environment. Each of Southern Company's four operating companies work closely with their respective state regulatory agencies to ensure that the companies meet their state's requirements for environmental protection. If site-specific issues are identified, state regulatory agencies assess the site to determine what, if any, additional actions or requirements are needed.

At the federal level, The U.S. Environmental Protection Agency (EPA) has been evaluating whether additional regulation of CCBs is merited, and is expected to issue a proposal in 2010.

Compliance with environmental laws and regulations is a cornerstone of Southern Company's operating philosophy. Safe and secure CCB management is part of a broad commitment to conducting business in an environmentally responsible manner. A more detailed discussion of Southern Company's activities relating to CCB management follows.

Southern Company CCB Production, 2008 (tons)

Fly Ash	Bottom Ash	Gypsum
5.01 million	1.18 million	512,000

Southern Company Ash Managed, 2008 (tons/percent of total)

Fly Ash	Bottom Ash
Wet - 1.58 million / 32%	Wet - 894,000 / 76%
Dry - 3.42 million / 68%	Dry - 284,000 / 24%

Southern Company CCB Recycling (e.g. Ash, Gypsum)


Tons (thousands)
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
2008

Recycled ash and gypsum demand has declined with recession.

**2008 data represent a historically typical year.*

***One additional plant in Georgia has been retired and its CCB management facilities are considered as a regulatory matter to be closed.*

ENSURING DAM INTEGRITY

A key to safe and secure CCB management is ensuring the integrity of the containment system. Southern Company's dam safety program is comprehensive and includes inspections, reporting, analysis, regulatory compliance, emergency response, and vegetation control standards.



Plant personnel who conduct inspections are trained annually.

Inspections of dams and dikes are critical components, and are conducted on a regular basis – annually by dam safety engineers and weekly by trained plant personnel. In addition, inspections are performed after unusual events such as storms. The inspections provide assurance that the structures are sound; action is taken, as needed, based on the findings.

Safety inspections include numerous checklist items. Specific items vary from site to site but may include observations of such things as pond levels, weather conditions, rainfall since the prior inspection, instrument readings, conditions of slopes and drains, erosion, animal damage, ant hills, alignment of retaining structures, and more. Dam safety engineers assess instrument readings, inspect any maintenance or remediation performed since the previous inspection, check the status of work recommended at prior inspections, make sure that the posting of emergency notification information is up to date, and evaluate any items noted during the plant personnel inspections.
Among the other actions taken at Southern Company plants to ensure dam safety:

- **Emergency Response** – Each plant has a dedicated dam safety referral phone number to notify appropriate company personnel rapidly in the event of an emergency. Emergency equipment and materials are available to provide immediate repair work.
- **Training** – Plant personnel who conduct inspections are trained by dam safety engineers annually.
- **Vegetation Control** – Vegetation must be maintained and managed properly to facilitate adequate inspections. Dikes are kept free of trees and woody brush unless specific exceptions are made for beneficial vegetation or other situations as determined by a dam safety engineer.
- **Instrumentation** – Dam safety instrumentation is installed at sites as needed and can provide early warning for potential problems. Water level and other readings are taken on a specific schedule by trained personnel. Any abnormal readings are evaluated immediately.
- **Structural Modifications** – Any proposed new structure, modification to an existing structure, or change in the water level itself must be reviewed and approved by professional engineers at Southern Company Generation prior to and during design and construction.



Frequent inspections are a key part of the dam safety program.

Southern Company Plants with Ash Surface Impoundments

Alabama	Florida	Georgia	Mississippi
6	3	11	2

Following the December 2008 ash spill at the Tennessee Valley Authority's Kingston plant, the EPA requested detailed information from the electric utility industry on coal ash surface impoundments to evaluate their structural integrity. Southern Company and its subsidiaries received and responded to all of EPA's requests for information. This information is being released on the EPA's Web site at www.epa.gov.

"Dam safety engineers inspect containment structures at least once a year. Trained plant personnel do so at least once a week."

EPA followed up these information requests with on-site inspections at a number of plants nationwide, including three Southern Company plants: Plants Bowen and Branch in Georgia, and Plant Gorgas in Alabama. Following these inspections, EPA rated Plants Bowen and Gorgas **satisfactory, the highest rating available**. EPA has not yet completed its report on Plant Branch.

In addition, EPA compiled a list of 44 "high hazard potential" impoundments nationwide. "High hazard potential" is a technical term based on the height, volume, and proximity of a structure to people and property – it does not refer to the current condition of the dam itself. One ash pond at Plant Branch was included on the EPA list; in addition, one pond at Plant McDonough received a similar rating by the state of Georgia.



A surface impoundment in Alabama.

TURNING CCBs INTO USEFUL PRODUCTS

A number of beneficial uses for CCBs have been identified, and a strong market for recycled coal ash and power plant gypsum has developed. On average about 30 percent of the CCBs produced by Southern Company are re-used. A variety of applications are in use or under development.

In all cases, the applications represent instances where the CCB material provides equal or greater technical performance, value, and safety compared with other natural and byproduct materials. The environmental, economic, and performance benefits of CCB re-use have been recognized by EPA in its creation of the Coal Combustion Products Partnership to encourage beneficial use. EPA has twice – in 1993 and 2000 – determined that beneficial uses of CCBs pose no significant risk and that no additional national regulations for beneficially used CCBs were needed.

Southern Company ensures the safe use of CCBs by targeting applications which have a proven safety record, and purchasers are bound by contract to use these products only for intended purposes.

Among the most common beneficial uses of CCBs:

Cement and Concrete

The largest user of fly ash is the concrete industry. Concrete is the most widely-used man-made building material in the world. It is used in sidewalks, roads, bridges, parking structures, and in building structures such as foundations, floors, and walls. Concrete is a mix of gravel, sand, cement, and water. Cement is the "glue" that binds the material together to form a hardened product. It is also the most expensive component in concrete; it has to be manufactured by mining several raw materials which are burned in a kiln.

In cement manufacturing, fly ash is used to replace typical raw feed materials such as limestone, sand, clay, and iron. Because fly ash is largely silica, alumina, and iron (plus calcium in some cases), it can replace a portion of these raw materials, resulting in less mining of natural resources and avoiding the associated carbon footprint of mining equipment and quarrying activities.*



The biggest market for fly ash is the concrete industry.

** One ton of fly ash used as a replacement for cement conserves enough landfill space to hold about 1,200 pounds of waste, the same amount of solid waste produced by one American over 270 days, reduces the equivalent of two months of an automobile's carbon dioxide emissions, and saves enough energy to provide electricity to an average American home for 19 days. (U.S. Environmental Protection Agency. April 2005. Using Coal Ash in Highway Construction: A Guide to Benefits and Impacts. EPA-530-K-05-002).*

Gypsum constitutes approximately 5 percent of the weight of cement, and helps keep the concrete from hardening too quickly. It is a standard component of cement manufacturing, and power plant gypsum is a well-established and cost-effective substitute for mined gypsum.

Fly ash also is a standard component in ready-mix concrete. This is a very large application, where ash replaces up to 50 percent of the finished cement and offers multiple benefits, including reducing carbon dioxide emissions related to conventional cement manufacture. Technical benefits include increased strength, workability, and durability, as well as lower cost.

Concrete Blocks

Bottom ash is primarily used as a lightweight aggregate to replace expanded natural aggregates such as clay and shale. The use of bottom ash to replace these mined aggregates saves natural resources and provides another opportunity to reduce CO_2 emissions related to mining. This use also provides some of the same technical benefits seen in the use of fly ash for concrete.

Wallboard

Gypsum represents more than 95 percent of the solids weight in wallboard. Use of synthetic gypsum to replace mined gypsum is an established technology, with scrubber gypsum having advantages such as higher purity and finer particle size. Other environmental and economic benefits include reduced CO_2 emissions compared with mining natural gypsum, and lower raw material and shipping costs.



Wallboard manufacturing is a major market for gypsum.



Power plant gypsum is similar in composition to naturally mined gypsum.

Agriculture

Synthetic gypsum from scrubbers has a variety of acceptable uses as a soil additive for agronomic applications. Among the proven benefits are drought tolerance, increased water infiltration into soil, a source of calcium and sulfur for certain crops, increased root depth and mass, and reduced soil erosion. The Southeast in particular has abundant soils, crops, and businesses which can benefit from its use.

Ash sold by Southern Company in 2008 was beneficially re-used as follows:

Concrete – 56 percent
Raw feed for cement kiln – 25 percent
Concrete blocks – 11 percent
Other – 8 percent

Gypsum sold by Southern Company in 2008 was beneficially re-used as follows:

Wallboard – 37 percent
Agriculture – 32 percent
Cement – 31 percent

EXPLORING NEW HORIZONS

Southern Company is a recognized leader in energy-related environmental research and development. This commitment to advanced technology extends to CCBs.



Gypsum, seen here being applied to a golf course, has many agricultural uses as a soil additive.

Southern Company is involved in several major initiatives to develop new and improved beneficial re-use of CCBs. A sampling of projects during the past five years:

Gypsum in Agriculture – Partnership with the University of Georgia, Pennsylvania State University, and agronomy consultant Malcolm Sumner.

Gypsum for Control of Soil Erosion and Phosphorus Runoff from Poultry Waste – Partnership with U.S. Department of Agriculture to develop use of gypsum to treat highly erodible soils and to prevent excessive phosphorus runoff into surface waters when poultry litter is applied to farmland as a fertilizer.

Structural Fill Demonstration for Ash Use in Highway Construction – Partnership with Georgia Department of Transportation, Georgia Environmental Protection Division, and EPA.

Biomass and Coal Ash Use in Concrete and Brick Production – Research projects with Georgia Tech which are investigating the feasibility of using ash from biomass-coal co-fired power generation in concrete and brick products.

Electric Power Research Institute – Membership includes research and development programs related to CCB beneficial use and disposal.

FOR MORE INFORMATION

With 4.4 million customers and more than 42,000 megawatts of generating capacity, Atlanta-based Southern Company is the premier energy company serving the Southeast. A leading U.S. producer of electricity, Southern Company owns electric utilities in four states and a growing competitive generation company, as well as fiber optics and wireless communications. Southern Company brands are known for excellent customer service, high reliability and retail electric prices that are below the national average. Southern Company also is meeting the challenge to serve the ever-growing need for electricity while continuing to minimize the impact of electricity production on the environment. We've managed nearly $500 million in research and development over the past decade, seeking innovative ways to improve the generation, delivery, and use of electricity. For more information, visit our Web site at www.southerncompany.com.



Proper management of CCBs is an important part of the process of providing reliable, affordable, and environmentally responsible energy.

Exhibit C

2011 CCB Report

COAL COMBUSTION BYPRODUCTS

A Report on Southern Company's Production and Safe Management of CCBs

Updated: January 2011



ABOUT THIS REPORT

With public interest growing about the production and management of coal combustion byproducts (CCBs) from electricity generation, Southern Company has prepared and updated this report to summarize the activities of its operating subsidiaries.*

Consistent with Southern Company's commitment to environmental responsibility, this report provides customers, investors, and other stakeholders with relevant information on the broad range of steps the company is taking in the area of CCB management to ensure that the priorities of public safety and the security of its facilities are met.

An extensive system is in place to meet or exceed all regulations governing CCB management and ensure safe operation. In addition, a significant amount of CCBs from Southern Company's coal-based power generation plants are safely recycled for beneficial use such as concrete production and road building.



A surface impoundment in Georgia.

This report details operations related to CCBs, including how the different types of byproducts are generated, procedures for safe handling, the beneficial use market, and research efforts. We hope this report contributes to greater public understanding about Southern Company's management of CCBs, which represents an important part of the process to provide reliable, affordable, and environmentally responsible energy.

**The power plants in the Southern Company system referred to in this report are owned and operated by the subsidiaries Alabama Power, Georgia Power, Gulf Power, and Mississippi Power.*

A COMMITMENT TO SAFE AND SECURE MANAGEMENT OF CCBs

Because of its abundance and proven effectiveness as an energy source, coal continues to be the fuel source for almost half the electricity produced in the United States. Southern Company, which serves 4.4 million customers in the Southeast, utilizes a diverse mix of fuel sources that in a typical year includes coal for about 68 percent of generation.

When coal is burned to make the steam that drives electricity generators, ash is the non-combustible mineral matter that is left behind. Ash is the most prevalent of what are called coal combustion byproducts. It takes the form of fly ash (fine, smaller particles) or bottom ash (coarse, larger particles that settle at the bottom of a boiler). Depending on the coal type, the amount of ash that remains is generally about 10 percent of the coal that is burned as fuel. Essentially all of the ash is collected by emission control technologies, which maintain air quality by preventing these ash particles from being emitted into the air.

Some metals which occur naturally in the coal in very small amounts – such as arsenic, mercury, and lead – remain in the ash. They can be safely managed using proper procedures. Collected ash generally is contained and managed in facilities on site at the power plants. The two most common types of these facilities are surface impoundments, sometimes called wet ponds (in which ash settles at the pond bottom), and landfills, which are used to dispose of dry ash.

Not all of the ash stays on site. A market exists for ash to be safely recycled for concrete, road building and other beneficial uses. Although the amount varies from year to year because of economic conditions and other factors, on average about 30 percent of Southern Company's CCBs are sold for re-use. Safe and beneficial re-use of CCBs also conserves natural resources and reduces the amount that must be managed at power plants or disposed of in landfills.

Another type of CCB is gypsum. Gypsum is a byproduct from operating an emission control technology called a scrubber. Because gypsum is not produced directly from coal, it is different than coal ash; it is similar in composition to naturally-mined gypsum. It too has a number of beneficial uses. Among the most common uses for power plant gypsum are as ingredients in commercial wallboard and cement manufacturing. It also has been demonstrated to safely promote the growth of certain plants, such as turf grass, peanuts, cotton, and a variety of vegetables.

Southern Company's operating companies produced 4.9 million tons of ash and about 728,000 tons of gypsum in 2009.* The company and its subsidiaries currently own and operate 22 power plants in four states (Alabama, Florida, Georgia, and Mississippi) with CCB management facilities for fly ash and bottom ash and, in some cases, gypsum.** Power plants may manage ash wet, in ponds, or dry, in landfills.



A CCB landfill in Georgia.

Some plants may have both types of facilities. About half of the total CCB production is either handled dry or sold for beneficial re-use. Regardless of the management technology utilized, public safety and the security of the company's facilities are the highest priorities. Plants are in compliance with all applicable state regulations, and Southern Company has a rigorous program in place to ensure that its CCBs are managed safely. For example, Southern Company Generation dam safety engineers inspect containment structures at least once a year, and trained plant personnel do so at least once a week. The annual inspections are in-depth, including sophisticated evaluations of the containment structures to ensure that the integrity of the containments is fully maintained. Furthermore, procedures are continually evaluated to ensure the use of best practices. Southern Company also is involved in research, both independently and in partnerships, to improve and expand beneficial re-use.

Regulation of CCBs has for many years been under the purview of individual states, which each have their own distinct requirements. The state environmental agencies in the four states in which Southern Company operates its retail electric utilities have provided effective oversight of operations to ensure the safe management of CCBs. For example, each state environmental agency requires a wastewater permit for any discharge from a surface impoundment, including pollutant limits and monitoring and reporting requirements. The results are reported to the appropriate regulatory agency on a regular basis. The states also have the authority to impose additional restrictions, if necessary, to protect human health or the environment. Each of Southern Company's four operating companies work closely with their respective state regulatory agencies to ensure that the companies meet their state's requirements for environmental protection. If site-specific issues are identified, state regulatory agencies assess the site to determine what, if any, additional actions or requirements are needed.

At the federal level, the U.S. Environmental Protection Agency (EPA) in 2010 proposed regulating CCBs either as hazardous waste or as solid waste. Southern Company filed comments to EPA in response to the proposal in November which, based on a preliminary pre-screening cost analysis, indicate compliance costs would substantially exceed EPA's estimates and would not provide added environmental benefits.

Compliance with environmental laws and regulations is a cornerstone of Southern Company's operating philosophy. Safe and secure CCB management is part of a broad commitment to conducting business in an environmentally responsible manner. A more detailed discussion of Southern Company's activities relating to CCB management follows.

Southern Company CCB Production, 2009 (tons)

Fly Ash	Bottom Ash	Gypsum
3.9 million	1.0 million	728,000

Southern Company Ash Managed, 2009 (tons/percent of total)

Fly Ash	Bottom Ash
Wet - 1.11 million / 29%	Wet - 747,000 / 74%
Dry - 2.73 million / 71%	Dry - 269,000 / 26%

Southern Company CCB Recycling (e.g. Ash, Gypsum)


Tons (thousands)
2,100
1,575
1,050
525
0
2005
2006
2007
2008
2009

Recycled ash and gypsum demand has declined with recession.

**Because of the economy's downturn, there was a decrease in 2009 in the generation of coal-based electricity compared with recent years, thus decreasing CCB production. CCB recycling also decreased for the same reason in 2009, the latest year for which data is currently available.*

***One additional plant in Georgia has been retired and its CCB management facilities are considered as a regulatory matter to be closed.*

ENSURING DAM INTEGRITY

A key to safe and secure CCB management is ensuring the integrity of the containment system. Southern Company's dam safety program is comprehensive and includes inspections, reporting, analysis, regulatory compliance, emergency response, and vegetation control standards.



Plant personnel who conduct inspections are trained annually.

Inspections of dams and dikes are critical components, and are conducted on a regular basis – annually by dam safety engineers and weekly by trained plant personnel. In addition, inspections are performed after unusual events such as storms. The inspections provide assurance that the structures are sound; action is taken, as needed, based on the findings.

Safety inspections include numerous checklist items. Specific items vary from site to site but may include observations of such things as pond levels, weather conditions, rainfall since the prior inspection, instrument readings, conditions of slopes and drains, erosion, animal damage, ant hills, alignment of retaining structures, and more. Dam safety engineers assess instrument readings, inspect any maintenance or remediation performed since the previous inspection, check the status of work recommended at prior inspections, make sure that the posting of emergency notification information is up to date, and evaluate any items noted during the plant personnel inspections.
Among the other actions taken at Southern Company plants to ensure dam safety:

- **Emergency Response** – Each plant has a dedicated dam safety referral phone number to notify appropriate company personnel rapidly in the event of an emergency. Emergency equipment and materials are available at each plant to provide immediate repair work.
- **Training** – Plant personnel who conduct inspections are trained by dam safety engineers annually.
- **Vegetation Control** – Vegetation must be maintained and managed properly to facilitate adequate inspections. Dikes are kept free of trees and woody brush unless specific exceptions are made for beneficial vegetation or other situations as determined by a dam safety engineer.
- **Instrumentation** – Dam safety instrumentation is installed at sites as needed and can provide early warning for potential problems. Water level and other readings are taken on a specific schedule by trained personnel. Any abnormal readings are evaluated immediately.
- **Structural Modifications** – Any proposed new structure, modification to an existing structure, or change in the water level itself must be reviewed and approved by professional engineers at Southern Company Generation prior to and during design and construction.



Frequent inspections are a key part of the dam safety program.

Southern Company Plants with Ash Surface Impoundments

Alabama	Florida	Georgia	Mississippi
6	3	11	2

Following the December 2008 ash spill at the Tennessee Valley Authority's Kingston plant, EPA requested detailed information from the electric utility industry on coal ash surface impoundments to evaluate their structural integrity. Southern Company and its subsidiaries received and responded to all of EPA's requests for information.

"Dam safety engineers inspect containment structures at least once a year. Trained plant personnel do so at least once a week."

EPA followed up these information requests with on-site inspections at a number of plants nationwide, including 14 Southern Company plants. Of those for which EPA has issued final reports, Plant Gorgas in Alabama and Plants Bowen, McDonough, Scherer and Mitchell in Georgia were found to be **satisfactory, the highest rating available**. Three of four ponds inspected at Plant Branch in Georgia and five of six ponds inspected at Plant Yates in Georgia also were found to be **satisfactory**. One pond each at Branch and Yates received a fair rating, with minor concerns noted.



A surface impoundment in Alabama.

In addition, EPA compiled a list of 50 "high hazard potential" impoundments nationwide. "High hazard potential" is a technical term based on the height, volume, and proximity of a structure to people and property – it does not refer to the current condition of the dam itself. One ash pond at Plant Branch was included on the EPA list; in addition, one pond at Plant McDonough received a similar rating by the state of Georgia.

TURNING CCBs INTO USEFUL PRODUCTS

A number of beneficial uses for CCBs have been identified, and a strong market for recycled coal ash and power plant gypsum has developed. On average about 30 percent of the CCBs produced by Southern Company are re-used. A variety of applications are in use or under development.

In all cases, the applications represent instances where the CCB material provides equal or greater technical performance, value, and safety compared with other natural and byproduct materials. The environmental, economic, and performance benefits of CCB re-use have been recognized by EPA in its creation of the Coal Combustion Products Partnership to encourage beneficial use. EPA has twice – in 1993 and 2000 – determined that beneficial uses of CCBs pose no significant risk and that no additional national regulations for beneficially used CCBs were needed.

Southern Company ensures the safe use of CCBs by targeting applications which have a proven safety record, and purchasers are bound by contract to use these products only for intended purposes.

Among the most common beneficial uses of CCBs:

Cement and Concrete

The largest user of fly ash is the concrete industry. Concrete is the most widely-used man-made building material in the world. It is used in sidewalks, roads, bridges, parking structures, and in building structures such as foundations, floors, and walls. Concrete is a mix of gravel, sand, cement, and water. Cement is the "glue" that binds the material together to form a hardened product. It is also the most expensive component in concrete; it has to be manufactured by mining several raw materials which are burned in a kiln.

In cement manufacturing, fly ash is used to replace typical raw feed materials such as limestone, sand, clay, and iron. Because fly ash is largely silica, alumina, and iron (plus calcium in some cases), it can replace a portion of these raw materials, resulting in less mining of natural resources and avoiding the associated carbon footprint of mining equipment and quarrying activities.*



The biggest market for fly ash is the concrete industry.

** One ton of fly ash used as a replacement for cement conserves enough landfill space to hold about 1,200 pounds of waste, the same amount of solid waste produced by one American over 270 days, reduces the equivalent of two months of an automobile's carbon dioxide emissions, and saves enough energy to provide electricity to an average American home for 19 days. (U.S. Environmental Protection Agency. April 2005. Using Coal Ash in Highway Construction: A Guide to Benefits and Impacts. EPA-530-K-05-002).*

Gypsum constitutes approximately 5 percent of the weight of cement, and helps keep the concrete from hardening too quickly. It is a standard component of cement manufacturing, and power plant gypsum is a well-established and cost-effective substitute for mined gypsum.

Fly ash also is a standard component in ready-mix concrete. This is a very large application, where ash replaces up to 50 percent of the finished cement and offers multiple benefits, including reducing carbon dioxide emissions related to conventional cement manufacture. Technical benefits include increased strength, workability, and durability, as well as lower cost.

Concrete Blocks

Bottom ash is primarily used as a lightweight aggregate to replace expanded natural aggregates such as clay and shale. The use of bottom ash to replace these mined aggregates saves natural resources and provides another opportunity to reduce CO_2 emissions related to mining. This use also provides some of the same technical benefits seen in the use of fly ash for concrete.

Wallboard

Gypsum represents more than 95 percent of the solids weight in wallboard. Use of synthetic gypsum to replace mined gypsum is an established technology, with scrubber gypsum having advantages such as higher purity and finer particle size. Other environmental and economic benefits include reduced CO_2 emissions compared with mining natural gypsum, and lower raw material and shipping costs.



Wallboard manufacturing is a major market for gypsum.



Power plant gypsum is similar in composition to naturally mined gypsum.

Agriculture

Synthetic gypsum from scrubbers has a variety of acceptable uses as a soil additive for agronomic applications. Among the proven benefits are drought tolerance, increased water infiltration into soil, a source of calcium and sulfur for certain crops, increased root depth and mass, and reduced soil erosion. The Southeast in particular has abundant soils, crops, and businesses which can benefit from its use.

Ash sold by Southern Company in 2009 was beneficially re-used as follows:

Concrete – 52 percent
Raw feed for cement kiln – 26 percent
Concrete blocks – 12 percent
Other – 10 percent

Gypsum sold by Southern Company in 2009 was beneficially re-used as follows:

Wallboard – 64 percent
Agriculture – 19 percent
Cement – 16 percent
Other – 1 percent

EXPLORING NEW HORIZONS

Southern Company is a recognized leader in energy-related environmental research and development. This commitment to advanced technology extends to CCBs.



Gypsum, seen here being applied to a golf course, has many agricultural uses as a soil additive.

Southern Company is involved in several major initiatives to develop new and improved beneficial re-use of CCBs. A sampling of projects during the past five years:

Gypsum in Agriculture – Partnership with the University of Georgia, Pennsylvania State University, and agronomy consultant Malcolm Sumner.

Gypsum for Control of Soil Erosion and Phosphorus Runoff from Poultry Waste – Partnership with U.S. Department of Agriculture to develop use of gypsum to treat highly erodible soils and to prevent excessive phosphorus runoff into surface waters when poultry litter is applied to farmland as a fertilizer.

Structural Fill Demonstration for Ash Use in Highway Construction – Partnership with Georgia Department of Transportation, Georgia Environmental Protection Division, and EPA.

Biomass and Coal Ash Use in Concrete and Brick Production – Research projects with Georgia Tech which are investigating the feasibility of using ash from biomass-coal co-fired power generation in concrete and brick products.

Electric Power Research Institute – Membership includes research and development programs related to CCB beneficial use and disposal.

FOR MORE INFORMATION

With 4.4 million customers and more than 42,000 megawatts of generating capacity, Atlanta-based Southern Company is the premier energy company serving the Southeast. A leading U.S. producer of electricity, Southern Company owns electric utilities in four states and a growing competitive generation company, as well as fiber optics and wireless communications. Southern Company brands are known for excellent customer service, high reliability and retail electric prices that are below the national average. Southern Company also is meeting the challenge to serve the ever-growing need for electricity while continuing to minimize the impact of electricity production on the environment. We've managed nearly $500 million in research and development over the past decade, seeking innovative ways to improve the generation, delivery and use of electricity. For more information, visit our website at www.southerncompany.com.



Proper management of CCBs is an important part of the process of providing reliable, affordable, and environmentally responsible energy.